Exhibit 99.2

Polonitza Group

2550 Nelsonville Rd.

Boston, KY 40107

502-460-3141

March 23, 2010

Board of Directors of ITEX Corporation

3326 160th Avenue SE

Suite 100

Bellevue, WA 98008

Gentlemen,

The Polonitza Group, ITEX Corporation’s largest shareholder group holding 12.6% of all shares outstanding as of March 23, 2010, applauds management for adopting our suggestion of authorizing a share repurchase plan.  A share repurchase plan, along with the creation of exit questionnaires for members who leave the ITEX marketplace, were two initiatives that were recommended by members of the Polonitza Group during ITEX’s 2009 annual meeting, held on December 11, 2009.

Members of the Polonitza Group have been ITEX Corporation shareholders for 6 years, attracted by ITEX’s number one asset:  its franchised Broker Network. While we are encouraged by management’s recent willingness to adopt some of our initiatives, we will continue to seek the following changes:

·   Improve the profitability of franchisees:  ITEX manages the ITEX Marketplace utilizing a private currency called "ITEX dollars," to enable ITEX members to purchase from, and sell their products or services to other members using ITEX Trade Dollars instead of cash.  ITEX generates fees through its marketplace in two areas:  transaction and monthly subscription fees.  Transaction fees consist of a 5.0% to 6.0% cash fee on the “ITEX dollar” amount of the member’s purchases and sales, and for most members, an additional subscription fee of $20 US dollars and $10 “ITEX dollars” charged every 4-weeks to remain an ITEX marketplace member.  ITEX retains 25% of all transaction fees and 65% of cash subscription fees, with the balance paid to the ITEX franchisees.

For every dollar of fees that ITEX Corporation is collecting, the % of these fees that the franchisees receive is declining.  This trend, coupled with the lack of meaningful fee growth since 2006, is weakening the finances of the Broker Network.  In the long-term, this trend will force brokers to leave the marketplace and make it more difficult to recruit new brokers into the system.

	Six-Months ended	Year ended	Year ended	Year ended	Year ended
Fees Collected (in thousands) :	31-Jan-10	31-Jul-09	31-Jul-08	31-Jul-07	31-Jul-06

Total Fees Collected	$7,956	$14,569	$14,219	$13,980	$14,256

Commissions to franchisees (in thousands) :
Association commissions	$842	$1,559	$1,773	$1,688	$2,018
Transaction commissions	$3,912	$7,736	$7,757	$7,579	$8,086

Total Commissions to Brokers	$4,754	$9,335	$9,530	$9,267	$10,086

Ratio of Broker Commissions to Broker Fees	59.75%	64.07%	67.02%	66.29%	70.75%

Source: ITEX Annual and Quarterly filings with the SEC

·   Improve ITEX Corporation’s corporate governance:  ITEX must improve its governance and internal controls.  Independent board members need to be added to the audit and compensation committee.  At present there exists an incestuous relationship between the three directors and their various companies.  Unlike existing board members who have not personally purchased a share of ITEX stock since 2006, these new board members should have purchased a meaningful amount of ITEX shares to ensure that they “eat their own cooking” and their interests are aligned with the future of ITEX.

·   Boost the number of franchise locations and overall member count through organic growth:  A key component of this initiative is to invest in the company’s franchising efforts to recruit new franchisees, while properly incentivizing existing franchisees to expand to additional locations.  Currently utilizing a “Pull” effort to recruit new franchisees, ITEX should adopt a "Push" marketing campaign to better inform potential franchisees of the ITEX opportunity.  ITEX is the largest barter marketplace in North America in terms of members and transactions, yet smaller competitors such as Tradebank, have recently received recognition as one of Bond's Top 100 Franchises.  ITEX has the resources and size to match or exceed these accomplishments.

·   Provide additional services to the ITEX member base:  ITEX helps businesses utilize excess capacity, while increasing sales through an exclusive distribution channel. ITEX's current marketplace, franchise network, internet presence, and national footprint could allow it to enter the fast growing market of social buying without a significant capital outlay. Businesses such as Groupon and LivingSocial have recently received tens of millions of dollars in venture financing, by promising small businesses a minimum number of customers and providing consumer discounts through collective buying power. At their core, ITEX and firms such as Groupon, provide small businesses with a similar value proposition – new customers who can utilize excess capacity. While Groupon and LivingSocial are rolling out their services city-by-city, ITEX and its franchisees have an existing presence of hundreds of small in cities across the country. Using franchisees as sales agents to both existing ITEX members and businesses outside the network, ITEX Corporate and the franchise base would benefit from an additional revenue stream that will expose ITEX to thousands of new customers. This is just one potential additional service that the company can develop leveraging its current infrastructure and business relationships.

·   Supply clarity as to the future of ITEX’s arrangement with SuperMedia, Inc.:  In February 2009, SuperMedia, Inc., a company with over $2 Billion in annual revenues, signed a subscription-based service offering with ITEX Corporation.  ITEX created the SuperTradeExchange for SuperMedia, in exchange for a flat base subscription fee and a percentage fee for the total value of transactional activity hosted by the platform.  Based upon SuperMedia’s investor presentations, the SuperTradeExchange initiative is intended to sustain SuperMedia’s existing client base, which is multiple times larger than ITEX’s.  ITEX’s existing 24,000 member businesses provided an established marketplace for the newly-created SuperTradeExchange members to trade with.  The initiative was also intended to benefit ITEX’s franchisees, by providing them with new customers to trade with.  As transaction fees remain stagnant, it does not appear that this is taking place.

We do not want this opportunity to be wasted.  ITEX Corporation is currently utilizing its company-owned offices to act as Trade Directors for the SuperTradeExchange, which could complicate the scalability of the SuperTradeExchange if it can increase its member count, due to the limited number of ITEX Corporate employees.  If franchisees were provided the ability to service the SuperTradeExchange members, this would provide a value-creating opportunity for the ITEX Marketplace and its franchisees, while allowing the SuperTradeExchange to rapidly expand.

·   Proper management of excess free cash flows:  If there are no investment opportunities available that provide an adequate Return on Investment (ROI), management should return excess cash flows and capital to shareholders.  We encourage ITEX to continue their share repurchase efforts while cautiously examining any potential acquisitions.  It is far superior for ITEX to work on retaining members in the ITEX marketplace through improved service and product offerings, than paying $300-$1000 per member in an acquisition.

·   Improve ITEX’s churn rate:  In fiscal year 2009, we estimate the company had a 16% churn rate, or approximately 4,000 members who left the ITEX marketplace.  This follows churn rates of 14% and 18% for FY 2008 and FY 2007 respectively.  Approximately 10,000 businesses have left the ITEX marketplace between FY2007-FY2009.  As of the fiscal 2009 annual meeting, ITEX was not surveying members who left the marketplace as to why they did so (which is what the Polonitza Group suggested be done at ITEX’s last meeting).  How can the organization improve these figures if they do not truly know why members are leaving?  Focusing resources on improving ITEX member retention rate, such as improved ITEX member education initiatives, while signing up new members and franchisees, will be far more cost effective than entering into transactions to purchase new members.

·   Splitting the CEO and CFO positions:  Chief Executive Officers should devote their time focusing on the management of the business, providing leadership, planning, organizing, and maximizing the corporation’s resources.  ITEX’s CEO has served as both the firm’s CEO and interim-CFO since 2003.  To eliminate both potential conflicts of interest, while providing the CEO with the sole job of focusing on his responsibilities, we believe that ITEX should hire a separate CFO in either a full-time or part-time capacity.  ITEX has a number of attractive opportunities that it can capitalize on currently, and the CEO should be 100% focused on this task.  It is also essential for a public corporation to have separation in these duties to provide adequate accounting controls.

We are here to work with, not against, the existing board and management to adopt our initiatives.  Our group is encouraged by developments since our campaign began, such as halting the grant of restricted stock as compensation to board members, initiating a share repurchase program, and developing exit surveys for members who are leaving the ITEX marketplace.  However, for ITEX to reach its true potential there must be improvements in governance, operations, and corporate entrepreneurship.

We look forward to your response.

Respectfully,

The Polonitza Group